Exhibit 97.1

LINCOLN EDUCATIONAL SERVICES CORPORATION

Compensation Recovery Policy

Lincoln Educational Services Corporation (the “Company”) is committed to promoting high standards of honest and ethical business conduct and compliance with applicable laws, rules and regulations.  In furtherance of this commitment, the Company has adopted this Compensation Recovery Policy (this “Policy”).  This Policy is intended to comply with Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended, and the applicable rules of The Nasdaq Stock Market (the “Nasdaq Rules”) for the recovery of erroneously awarded incentive-based compensation from current and former executive officers under circumstances of an accounting restatement.

I.	Recovery of Erroneously Awarded Compensation

(A)  In the event of an Accounting Restatement (as hereinafter defined), the Company will reasonably promptly recover the Erroneously Awarded Compensation received (as hereinafter defined) in accordance with Nasdaq Rules and Rule 10D-1 as follows:

(i) After an Accounting Restatement, the Board of Directors or the Compensation Committee, if so designated by the Board, will determine the amount of any Erroneously Awarded Compensation received by each executive officer and will promptly notify each executive officer with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable.

(ii) The Board of Directors or the Compensation Committee, if so designated by the Board, will have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in Section I(B) below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an executive officer’s obligations hereunder.

(iii) To the extent that the executive officer has already reimbursed the Company for any Erroneously Awarded Compensation received under any duplicative recovery obligations established by the Company or applicable law, it will be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

(iv) To the extent that an executive officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company will take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable executive officer. The applicable executive officer will be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

(B) Notwithstanding anything herein to the contrary, the Company will not be required to take the actions contemplated by Section I(A) above if the Board of Directors or the Compensation Committee, if so designated by the Board, determines that recovery would be impracticable and either of the following two conditions are met:

(i) The Board of Directors or the Compensation Committee, if so designated by the Board, has determined that the direct expenses payable to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt(s) and provide such documentation to the Nasdaq;

(ii) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

For purposes of determining the relevant recovery period, the date that the Company is required to prepare an Accounting Restatement pursuant to this Policy is the earlier of: (i) the date that the Company’s Board of Directors, or the Compensation Committee, if so designated by the Board, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement pursuant to this Policy; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

The amount of Incentive-based Compensation that is subject to this Policy is the amount of Incentive-based Compensation received that exceeds the amount of Incentive-based Compensation that otherwise would have been received had it been computed based on the restated amounts, and will be computed without regard to any taxes paid. For Incentive-based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount will be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-based Compensation was received, and the Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

II.	Certain Defined Terms

For purposes of this Policy, the following terms will have the meanings set forth below:

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).

“Erroneously Awarded Compensation” means, with respect to each executive officer in connection with an Accounting Restatement, the amount of Incentive-Based Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.

“Incentive-based Compensation” means any compensation that is granted, earned or vested based, wholly or in part, upon the attainment of a Financial Reporting Measure, i.e. any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any other measure that is derived, wholly or in part, from such measure; stock price and total shareholder return (and any measures that are derived, wholly or in part, from stock price or total shareholder return) will, for purposes of this Policy, be considered Financial Reporting Measures and Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the Securities and Exchange Commission.

III.	Executive Officers

For purposes of this Policy, an executive officer is the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s subsidiaries are deemed executive officers of the Company if they perform such policy-making functions for the Company. Policy-making function is not included to include policy-making functions that are not significant.

IV.	Administration

The Policy will be administered by the Board of Directors or the Compensation Committee, if so designated by the Board, in which case references to the Board will be deemed references to the Compensation Committee. Any determination made by the Board of Directors or the Compensation Committee, if so designated by the  Board, will be final and binding on all affected persons.

Whether the Board of Directors or the Compensation Committee, if so designated by the Board, such body is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy and for the Company’s compliance with Nasdaq Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or Nasdaq promulgated or issued in connection therewith.

V.	Prohibition Against Indemnification

Notwithstanding the terms of any other policy, program, agreement or arrangement, in no event will the Company or any of its affiliates indemnify or reimburse any executive officer or former executive officer against the loss of erroneously awarded incentive-based compensation under this Policy.

VI.	Disclosure Requirements

The Company will file all disclosures with respect to this Policy in accordance with the requirements of the Federal securities laws.

VII.	Other Repayment Requirements

This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture, or offset against any employees that is required pursuant to any statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption or amendment of this Policy), including Section 304 of the Sarbanes-Oxley Act of 2002. Any amounts paid to the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 will be considered in determining any amounts recovered under this Policy.

VIII.	Other Actions by Company

The application and enforcement of this Policy does not preclude the Company from taking any other action to enforce a person’s obligations to the Company, including termination of employment or institution of legal proceedings. Nothing in this Policy restricts the Company from seeking recoupment under any other compensation recoupment policy (including but not limited to the Company’s Code of Business Ethics and Conduct) or any applicable provisions in plans, agreements, awards, or other arrangements that contemplate the recoupment of compensation from a person. If a person fails to repay erroneously awarded incentive-based compensation that is owed to the Company under this Policy, the Company will take all appropriate action to recover such erroneously awarded incentive-based compensation from the person, and the person will be required to reimburse the Company for all expenses (including legal fees) incurred by the Company in recovering such erroneously awarded incentive-based compensation.

IX.	Effective Date

This Policy will be effective as of the date it is adopted by the Board and will apply to incentive-based compensation that is approved, awarded or granted to executive officers on or after that date.

X.	Amendment; Termination

The Board of Directors or the Compensation Committee, if so designated by the Board, may amend this Policy from time to time in its discretion and will amend this Policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission and to comply with any rules or standards adopted by Nasdaq or any other national securities exchange on which the Company's securities are then listed.  The Board of Directors or the Compensation Committee, if so designated by the Board, may terminate this Policy at any time.

XI.	Acknowledgement of Executive Officers

The Company will provide notice and seek acknowledgement of this Policy from each executive officer who is subject to this Policy provided that the failure to provide such notice or obtain such acknowledgement will have no impact on the applicability or enforceability of this Policy.